
June 25, 2014

Via E-Mail
Mr. Daniel de Liege
Chief Executive Officer
Alliance Media Group Holdings, Inc.
400 North Congress Avenue
Suite 130
West Palm Beach, FL 33401

    Re: Alliance Media group Holdings, Inc.
              Form 10-K for the year ended December 31, 2013
              Filed May 19, 2014
              File No. 000-54942

Dear Mr. De Liege:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013
Note 6 – Investment in Carbolosic

1. We note that on December 26, 2013, AMG Renewables, LLC, a wholly-owned subsidiary of the company, entered into an agreement to acquire the controlling interest (51%) in AMG Energy Group, LLC from certain related parties for a consideration comprising $2,200,000 cash, payable upon the successful completion of the company's pending private offering, together with delivery of 7,266,000 shares of Company common stock. In connection with the acquisition, an amount which the company owed to AMG Energy ($190,177) for various loans and consulting fees was eliminated in the acquisition. We further note the acquisition of AMG Energy Group was accounted for using the equity method of accounting. In this regard, please tell us why you believe equity method of accounting is appropriate in light of the fact you acquired controlling interest in AMG Energy Group. As part of your response, please tell us how your

accounting treatment complies with the guidance prescribed in ASC 810-10-25. If upon further consideration, you determine that in fact consolidation accounting is appropriate, please amend your financial statements accordingly. We note from your disclosures contained elsewhere in the filing it appears the company and AMG Energy Group LLC may have been entities under common control prior to the acquisition. If true, the assets transferred should be accounted for at historical cost pursuant to ASC 805-50.

2. Further, as the acquisition of AMG Energy Group LLC is a significant business acquisition, you are required to file audited financial statements pursuant to Rule 8-04(b) of Regulation S-X. Please confirm your understanding of this matter and inform us of when such financial statements will be filed in your next response.

3. Notwithstanding the above, please revise the notes to your financial statements to include significant equity investee disclosures required by Rule 8-03(b)(3) of Regulation S-X. Additionally, please provided audited financial statements for AMC Energy Group, LLC in light of its materiality relative to your financial statements. Your may refer to Rule 3-09 of Regulation S-X for reference purposes.

Form 10-Q for the quarter ended March 31, 2014
Notes to the financial statements
Note 13. Subsequent Events

4. We note from your disclosures contained elsewhere in the filing that you acquired identifiable intangible assets related to the American Idol style reality series World Star and the completed documentary Making of a Saint during fiscal 2013 for cash and common stock consideration totaling $924,040. We also note during April 2014 you notified the seller that you rescinded the agreements and seek the return of company stock issued in the transactions and that no impairment has been recognized for related intangible assets as of March 31, 2014. In this regard, please tell us why the intangible assets remain on the balance sheet and are fully recoverable at March 31, 2014 and at December 31, 2013 in light of the events that have transpired and the fact that it appears you seek only the return of the company's stock. Please provide us with your analysis for determining that the assets are recoverable at each reporting date, taking into account the timeline of when the potential misrepresentations of the seller were discovered and filing of the lawsuits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief